     HUSCH          DANIEL A. PETERSON, PARTNER
---------------     DIRECT 314.345.6246 - FAX 314.345.6060 - dan.peterson@huschblackwell.com
   BLACKWELL        720 OLIVE STREET, SUITE 2400, ST. LOUIS, MO 63101
---------------     www.huschblackwell.com
    SANDERS
      LLP

                                   May 9, 2008

VIA EDGAR

U.S. Securities and Exchange
Commission
100 F Street, NE
Washington D.C. 20549

        Re: MACC Private Equities, Inc. - Filer #814-00150

Ladies and Gentlemen,

     The purpose of this letter is to clarify the filing of Form N-54C (the
"Form") filed with the Commission on the 5th of May 2008. This form was mistakenly filed under the filer number, 814-00150 for MACC Private Equities,
Inc ("MACC"). The form should have been filed under filer number 814-00148 for
MORAMERICA CAPITAL CORPORATION ("MORAMERICA"). The substance of the Form pertains specifically to MORAMERICA and its withdrawal of its election under
Section 54(a) of the Investment Company Act of 1940, as amended, and does not pertain to MACC. MORAMERICA has merged into its parent MACC.

     Please contact the undersigned with any questions.

                                       Sincerely,

                                       /s/ Daniel A. Peterson

                                       Daniel A. Peterson